UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TE CONNECTIVITY LTD.

(Exact name of registrant as specified in its charter)

Switzerland	001-33260	98-0518048
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Rheinstrasse 20

CH-8200 Schaffhausen

Switzerland

(Address of principal executive offices, including zip code)

John S. Jenkins, Jr.

(610) 893-9560

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of TE Connectivity Ltd. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2014 to December 31, 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://investors.te.com/financial-reports/sec-filings/default.aspx.   The website and the information accessible through it are not incorporated into this Form SD.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing this Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description

1.01	Conflict Minerals Report of TE Connectivity Ltd. for the period January 1, 2014 to December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TE CONNECTIVITY LTD.

By:	/s/ John S. Jenkins, Jr.
Name: John S. Jenkins, Jr.
Title: Executive Vice President and General Counsel

Date: June 1, 2015

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of TE Connectivity Ltd. for the period January 1, 2014 to December 31, 2014